Mail Stop 4561
Via fax – (952) 890-7451

September 4, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re: DigitalTown, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2008**
> **Form 10-Q for the Quarterly Period Ended May 31, 2009**
> **Filed July 15, 2009**
> **File no. 0-27225**

Dear Mr. Pomije:

We have reviewed your response letter dated August 7, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 17, 2009.

Form 10-K for the Fiscal Year Ended February 29, 2008

1.   We note your statement that sales of shares to certain of your purchasers in 2005 and 2006 were made while you were registered as a business development company and that these sales were made pursuant to Reg. E of the Securities Act of 1933. However, your response letter does not address prior comments 2 and 3 of our letter dated July 17, 2009 as they pertain to the sale of shares in October 2007 to Mr. Greenfield. Please identify the exemption you relied upon for your sales to Mr. Greenfield that were effected after you ceased to be a business

Richard Pomije
DigitalTown, Inc.
September 4, 2009
Page 2

        development company. Please also tell us whether restrictive legends were placed on certificates representing the securities sold to him.

2.   We note your response to prior comment 3 of our letter dated July 17, 2009 and reissue that comment. Your response should address what measures DigitalTown and/or its transfer agent took with respect to all securities sold after it ceased to be a business development company.

3.   We note your statement that you "did not rely on Section 4(2) of the Securities Act for the sale of the shares to original purchasers in late 2005 and early 2006." Exhibit 10.3 to your Form 10-K/A filed February 13, 2009 indicates that from August 13, 2005 to December 31, 2005 you sold approximately 360 million shares, $.01 per share, for a total of approximately $3.6 million. Please direct us to the Form 2-E filed for these sales. While you appear to have been a registered business development company at the time of these sales, you do not appear to have furnished a Form 2-E for sales other than the approximately 113,700 shares reported on your Forms 2-E filed in August 2005 and February 2006.

Form 10-Q for the Quarterly Period Ended May 31, 2009

Note 3. Intangible Assets

4.   We note that during the quarter ended May 31, 2009 the Company recorded $142,752 of domain name annual license renewals as a prepaid asset, which you will amortize over future periods. With regards to this asset, please explain further the following:
- Tell us in which month during the quarter you renewed these licenses;
- Tell us over what term you will amortize this asset and when the amortization period begins;
- It appears from your disclosures in Note 2 to the May 31, 2008 Form 10-Q that the Company has paid similar fees in the past. In this regard, your disclosures indicate that the Company incurred $147,544 for license renewals during the three months ended May 31, 2008, which you appear to have recorded in domain names (an indefinite lived intangible asset). Tell us the amount of annual license renewals included in the $815,086 domain name balance at May 31, 2009; and
- Tell us why your accounting for these costs in fiscal 2010 differs from how you accounted for such costs in prior fiscal years. In this regard, explain how you determined it was appropriate to capitalize certain annual license renewal fees as part of your indefinite lived intangible assets when you are now recording similar fees as an amortizable prepaid asset. Provide the specific accounting guidance you relied upon in each circumstance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief